[Letterhead of Paul Hastings LLP]

September 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Cara Wirth

Re: Seaport Global Acquisition Corp.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed August 23, 2021

File No. 001-39741

On behalf of our client, Seaport Global Acquisition Corp. (the “Company”), we set forth below the Company’s response to the letter, dated September 8, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed by the Company on August 23, 2021 (the “Proxy Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Company’s responses immediately below the Staff’s comments.

In addition, the Company has revised the Proxy Statement in response to the Staff’s comments and is filing a second amendment to the Proxy Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Company’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment. Statements made with respect to the Company and Redwood Intermediate, LLC (“Redbox”) are made based on representation made to us by them.

Amendment No. 1 to Proxy Statement Filed on August 23, 2021

"Provisions in the Proposed Charter and Delaware law may have the effect of discouraging lawsuits...", page 63

1.	Staff Comment: We note your revised disclosure in response to comment 53. Please revise to state that your proposed charter provides an exclusive federal forum (the federal district courts of the United States of America) for claims that arise under the Securities Act.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 to state that the proposed charter provides an exclusive federal forum (the federal district courts of the United States of America) for claims that arise under the Securities Act.

Securities and Exchange Commission
September 15, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 70

2.	Staff Comment: We note your revised disclosure on page 71 in response to comment 13. Please revise to disclose how you determined that 32,770,000 Redbox Rollover Shares will be exchanged in the merger, as this entity's June 30, 2021 balance sheet indicated that it had 31,174,806 shares issued and outstanding at that date.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page 71 to add an additional footnote which indicates that the referenced 32,770,000 Redbox Rollover Shares include all common shares outstanding, including vested and unvested shares.

3.	Staff Comment: Refer to footnotes (L) and (EE) - Please explain why the percentages used in calculating the amounts of the adjustments to non-controlling interests in footnotes (L) and (EE) under the no redemptions and maximum redemption scenarios differ from those in the table on the bottom of page 71.

Response: The Company respectfully acknowledges the Staff’s comment. The Company revised the non-controlling interest calculations to agree to the table on the bottom of page 71. The non-controlling interest percentages disclosed in footnotes (L) and (EE) were calculated using Redbox rollover shares, which is disclosed in the referenced footnotes. Redbox rollover shares totaled 32,770,000 under each redemption scenario, resulting in a calculated 58.8% non-controlling interest assuming no redemptions, and 72.9% non-controlling interest assuming maximum redemptions. The Company has revised the disclosure in footnotes (L) and (EE) on pages 77 and 81, respectively, to show the total shares used in the calculations of non-controlling interests.

4.	Staff Comment: Refer to footnote (C) - We note from your response to comment 17 that you have not reflected an adjustment for the $15,000 of estimated transaction fees in your pro forma statement of operations for 2020 as you believe these costs represent estimated transaction costs that will be capitalized as part of the business combination as they are direct incremental costs of the transaction. Furthermore, you indicate that your accounting treatment is appropriate pursuant to the guidance in SAB Topic 5:A, which relates to costs incurred in connection with an offering. As these appear to represent transaction costs of the business combination, rather than offering costs that should be expensed pursuant to the guidance in ASC 805-10-25-23, it appears they should be reflected in an adjustment to your pro forma statement of operations for the year ended December 31, 2020 pursuant to Rule 11-02(a)(6)(i)(B). Please advise or revise as appropriate.

Securities and Exchange Commission
September 15, 2021

Response: The Company respectfully acknowledges the Staff’s comment. The Company notes that the Business Combination is not within the scope of ASC 805-10, so the Company did not account for the transaction costs pursuant to the guidance in ASC 805-10-25-23. As disclosed in the Anticipated Accounting Treatment section, the Business Combination is accounted for as a reverse capitalization in accordance with U.S. GAAP, which is equivalent to an equity recapitalization. As such, the Company notes guidance under SEC Staff Accounting Bulletin (SAB) Topic 5A— “Expenses of Offering” is applicable, as detailed below.

SAB Topic 5A: Interpretive Response: “Specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. However, management salaries or other general and administrative expenses may not be allocated as costs of the offering and deferred costs of an aborted offering may not be deferred and charged against proceeds of a subsequent offering. A short postponement (up to 90 days) does not represent an aborted offering.”

Under the guidance, the referenced $15.0 million of estimated transaction costs (which for clarity, does not include management salaries and as noted in footnote (C) includes advisory, banking, printing, legal and accounting fees) are allowed to be capitalized, as these are direct incremental costs of the transaction. Therefore, the Company believes that the transaction accounting adjustments to the pro forma condensed combined balance sheet are sufficient pursuant to the guidance, as these costs may be capitalized. Based on SAB Topic 5A, the Company believes the additional adjustment is not appropriate and the current disclosure is accurately stated.

5.	Staff Comment: Refer to footnote (CC) - Please revise to disclose the amount of debt to be repaid and the related interest rates that were used to calculate or determine the adjustments to interest expense as a result of the planned debt repayments under each scenario.

Response: The Company respectfully acknowledges the Staff’s comment. As currently disclosed in footnote (CC), the amount of debt to be repaid under the no redemption scenario is $103.4 million and the amount of debt to be repaid under the maximum redemption scenario is $50.0 million during the periods presented. The Company revised footnote (CC) on page 80 to further disclose the related interest rates used to calculate the adjustments to interest expense as a result of the debt repayments under each scenario for both periods presented.

6.	Staff Comment: Refer to footnote (DD) - We note your revisions to footnote (DD) in response to comment 26 but are still unclear as to how your pro forma adjustments to the income tax benefit were determined. Please revise to disclose your calculation of the adjustments to your pro forma income tax benefit under each scenario and for each period presented in your pro forma statements of operation.

Response: The Company respectfully acknowledges the Staff’s comment. The Company revised footnote (DD) on page 80 to disclose the adjustments to the pro forma income tax benefits under both the no redemption and maximum redemption scenarios for both periods presented.

Securities and Exchange Commission
September 15, 2021

7.	Staff Comment: Refer to footnote (GG) - Please revise to explain in further detail how you calculated or determined the weighted average shares outstanding attributable to the controlling interest under each scenario and for each period presented.

Response: The Company respectfully acknowledges the Staff’s comment. The Company revised footnote (GG) on page 81 to disclose the detailed share information used in the calculation of the weighted average shares outstanding attributable to the controlling interest under each redemption scenario. This includes the total pro forma SGAC Public Stockholders, PIPE Investors, and Initial Stockholders number of shares, under each redemption scenario. The Company refers the Staff to the pro forma ownership table on page 71, which agrees to the detailed share totals in the revised disclosure.

SGAC's Board of Directors' Reasons for the Approval of the Business Combination, page 110

8.	Staff Comment: We note your response to comment 32. Please disclose the information in your response in your proxy statement, so that investors can understand how management views the significant barriers to entry.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 112 to discuss how the Company’s management views the significant barriers to entry of Redbox’s industry.

Impact of COVID-19 and Emerging Industry Trends, page 167

9.	Staff Comment: Your revised disclosure in response to comment 42 indicates that the company's business strategy of growing its digital video on demand (VOD) service is based largely on mitigating the effect of subscription services (i.e. Netflix, HBO Max and Amazon Prime). It appears the continued decline in the number of new movie releases in the first half of 2021, coupled with the trend of consumers moving to competitors' streaming services to meet their video entertainment needs, has put competitive strains on your business. Please revise your discussion to provide a more detailed discussion of how industry and consumer trends are expected to continue to impact your business through the remainder of 2021 and 2022. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 168 through 169 to discuss in more detail the impacts from industry and consumer trends on Redbox’s business.

Securities and Exchange Commission
September 15, 2021

Redbox Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Six months ended June 30, 2021 compared to the six months ended June 30, 2020 Segment Discussion, Legacy Business, page 172

10.	Staff Comment: Please revise and expand your discussion regarding the impact of the major trends and uncertainties resulting from the COVID-19 pandemic that have affected the movie industry, including the further delayed release of new major movies into mid-2022 including Top Gun: Maverick and James Bond's No Time to Die on your Legacy Business segment. We note that the movie studios, including Paramount, have delayed the release of these movies, rescheduled the production of others, and have sold new productions directly to streaming services. Refer to Item 303(b)(2)(ii) of Regulation S-K and CF Disclosure Guidance: Topic 9A issued on June 23, 2020.

Response: In response to the Staff’s comment, the Company has revised the disclosure in its Legacy Business segment discussion on page 174 to further discuss major trends and uncertainties resulting from the COVID-19 pandemic that have affected the movie industry, including some studios adjusting the timing on the release of certain movies, as well as Redbox’s reaction to alternative release strategies that some studios have exhibited.

Redwood Intermediate, LLC Consolidated Audited Financial Statements For the Years Ended December 31, 2020, 2019 and 2018

Notes to Audited Financial Statements

Note 4. Goodwill and Intangible Assets, page F-73

11.	Staff Comment: Referencing your responses to comments 45 and 50, please revise your disclosure to include a description of potential events, changes in your business strategy, and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in your goodwill impairment testing. For example, please discuss potential changes in the number and timing of theatrical releases in the second half of 2021 and 2022, as well as the competing distribution channels for new movies on your Legacy business reporting unit goodwill. Comply with this comment in your discussion of critical accounting policies in MD&A and in your disclosures in Note 4 to your interim financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 187, F-51 and F-73 to describe potential events, changes in business strategy, and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in Redbox’s goodwill impairment testing.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned (by telephone at (212) 318-6499 or by email at franklopez@paulhastings.com).

Sincerely,

Frank Lopez

Securities and Exchange Commission
September 15, 2021

VIA E-MAIL

cc:	Robert Shapiro

Linda Cvrkel

Cara Wirth

Dietrich King

Securities and Exchange Commission

Stephen C. Smith

Jay Burnham

Seaport Global Acquisition Corp.

Carl R. Sanchez

James M. Shea, Jr.

Paul Hastings LLP

Brian M. Janson

Paul, Weiss, Rifkind, Wharton & Garrison LLP